[REITLER BROWN & ROSENBLATT LLC LETTERHEAD]




                                                        May 2, 2008

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 0610
Washington, DC 20549

RE:      ELITE PHARMACEUTICALS, INC.
         PRELIMINARY PROXY STATEMENT FILED APRIL 29, 2008
         FILE NO. 1-15697

Dear Mr. Riedler:

         On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Revised Preliminary Proxy Statement to the Preliminary Proxy Statement originally filed on April 29, 2008 (File No. 1-15697) (the "PROXY") and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Proxy.

         We are in receipt of the letter, dated May 1, 2008 (the "COMMENT LETTER"), from Jeffrey Riedler, Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below is the response of the Company to the comment set forth in the Comment Letter, numbered to correspond thereto.

1. The Company seeks to raise capital from time to time in the form of equity financings. The Company has engaged a placement agent to assist in any capital raises, however, the Company has not reached any definitive terms with respect to any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of Common Stock or securities convertible, exchangeable or exercisable for shares of Common Stock, subsequent to the increase in the number of available authorized shares of Common Stock. The Company has revised the disclosure in the Proxy to reflect this response. Please see page 8 of the Proxy.

Securities and Exchange Commission
May 2, 2008
Re:  Elite Pharmaceuticals, Inc.
Page 2 of 2



         Please contact me at (212) 209-3040 if you have any questions. Thank you for your assistance with this matter.

                                           Sincerely,

                                           /s/ Scott H. Rosenblatt

                                           Scott H. Rosenblatt


cc:      John L. Krug, Esq.
         Suzanne Hayes, Esq.
         Bernard Berk
         Mark Gittelman

                           ELITE PHARMACEUTICALS, INC.
                                165 LUDLOW AVENUE
                               NORTHVALE, NJ 07647


                                            May 2, 2008


AS FILED ON EDGAR AND
VIA OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn:  Jeffrey Riedler

RE:           ELITE PHARMACEUTICALS, INC.
              PRELIMINARY PROXY STATEMENT FILED APRIL 29, 2008
              FILE NO. 1-15697

Dear Mr. Riedler:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation ("Company"), please be informed that the undersigned has received and read your letter, dated May 1, 2008, with regard to the Preliminary Proxy Statement filed April 29, 2008 with the Securities and Exchange Commission (the "COMMISSION").

The Company hereby acknowledges, that:


o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.

                                   Sincerely,

                                   ELITE PHARMACEUTICALS, INC.

                                   By:    /s/ Mark Gittelman
                                          ----------------------
                                   Name:  Mark Gittelman
                                   Title: Chief Financial Officer